SECURITIES AND EXCHANGE COMMISSION

[redacted]

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ______

Commission file number: 0-50801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

REQUIRED INFORMATION

Items 1-3. The Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.1 Auditor's Consent

PLAN FINANCIALS

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2007

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the
Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan
Willimantic, Connecticut

We have audited the accompanying statement of net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of or for the year ended December 31, 2007, is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
June 23, 2008

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS		
Investments, participant directed, at fair value: (Note 3)		
Shares of registered investment companies	$ 4,890,391	$ 4,020,277
SI Financial Group, Inc. common stock	1,656,131	2,104,820
Interest-bearing cash	908,069	1,065,878
Participant loans	289,346	255,408
Total investments	7,743,937	7,446,383
Net assets available for benefits	$ 7,743,937	$ 7,446,383

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2007

Additions to net assets attributed to:	
Investment activity:	
Net depreciation in fair value of investments (Note 3)	$ (82,617)
Interest and dividends	92,303
	9,686
Contributions:	
Participants'	801,935
Employer	231,731
	1,033,666
Total additions	1,043,352
Deductions from net assets attributed to:	
Distributions paid to participants	723,938
Administrative expenses	21,860
Total deductions	745,798
Net increase	297,554
Net assets available for benefits:	
Beginning of year	7,446,383
End of year	**$ 7,743,937**

See accompanying notes to financial statements.

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of the Savings Institute Bank and Trust Company (the "Bank" or the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All employees of the Bank who have completed 90 days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions

Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants' contributions up to 6% of participants' earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of Code Section 414(v). The Bank may also make additional discretionary profit sharing contributions which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting

Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants' accounts attributable to the Bank's discretionary profit sharing contributions vests as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participants' Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants' Investment Options

Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the Plan Administrator. The Savings Institute Bank and Trust Company's Trust Department ("Trust Department") functions as the Plan's trustee. Participants may change their investment options any time via direct telephone or via intranet access to the Trust Department.

Participants' Loans Receivable

Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. Loans are secured by the vested interest in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2007, interest rates on existing loans range from 4.00% to 8.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Amounts of participants' forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank's discretionary profit sharing and matching contributions. For the year ended December 31, 2007, forfeited nonvested accounts amounted to $2,886.

Note 2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans receivable are valued at amortized cost, which approximates fair value. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees charged for the administration of the Plan by the Trust Department that are in excess of forfeitures, are paid by the Bank. Loan transaction fees and investment fees are charged to participants. For the year ended December 31, 2007, administrative expenses totaled $21,860.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Nature of Business of Sponsor

The Sponsor is a federally-chartered savings bank providing a full range of financial services to individuals, municipalities and businesses through its 22 offices located in eastern Connecticut.

Note 3. Investments

The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 2007 and 2006 are as follows:

	December 31,	
	2007	2006
SI Financial Group, Inc. common stock	$ **1,656,131**	$ 2,104,820
Shares of registered investment companies:		
Fidelity Capital Appreciation	**878,283**	813,253
Davis NY Venture Fund	**677,768**	547,610
Harbor International Fund	**832,839**	535,012
Meridian Growth	**452,762**	377,262
Federated MDT Balanced Fund	**609,136**	-
Interest-bearing cash:		
Federated Prime Value Obligations	**-**	1,059,762
Northern Government Fund	**903,394**	-

During 2007, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, depreciated in value by $82,617 as follows:

Shares of registered investment companies	$	338,376
SI Financial Group, Inc. common stock		(420,993)
Net depreciation in fair value of investments	**$**	**(82,617)**

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on September 10, 2003 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

Note 6. Related Party Transactions

SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions. For the year ended December 31, 2007, the Plan incurred fees totaling $15,830, which represent trustee fees due to the Bank's Trust Department as the Plan's trustee.

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2007

Identity of Issue	Description of Investment	Shares	Fair Value
Fidelity Capital Appreciation	Registered Investment Company	32,820	$ 878,283
Davis NY Venture Fund	Registered Investment Company	16,755	677,768
Harbor International Fund	Registered Investment Company	11,670	832,839
Meridian Growth Fund	Registered Investment Company	12,003	452,762
Federated MDT Balanced Fund	Registered Investment Company	44,268	609,136
Wilshire Mutual Fund 5000 Index	Registered Investment Company	12,140	150,782
Vanguard Total Bond Index	Registered Investment Company	25,314	257,199
T. Rowe Price Mid-Cap Value	Registered Investment Company	15,607	350,551
STI Classic Small Cap Growth Stock Fund	Registered Investment Company	12,453	198,762
Vanguard Inflation Protected Securities	Registered Investment Company	13,605	169,384
Federated Cap Preservation Fund	Registered Investment Company	5,957	59,572
Harbor Bond Fund	Registered Investment Company	17,623	209,893
Vanguard Small Cap Value Index	Registered Investment Company	2,805	43,460
SI Financial Group, Inc. Common Stock *	Equity Securities	168,306	1,656,131
Federated US Treasury Cash	Money Market Account	4,486	4,486
Northern Government Fund	Money Market Account	903,394	903,394
First Bankers Trust Services	Cash	189	189
Participant Loans *	4.00% to 8.25%, maturities through 2012	-	289,346
Net assets held for investment, at fair value			**$ 7,743,937**

There were no investment assets which were both acquired and disposed of during the plan year.

Cost information is not required for participant directed investments.

** Denotes party-in-interest*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/20/08

Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan

Laurie L Gervais

Plan Administrator

Exhibit 23.1 Auditor's Consent

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of SI Financial Group, Inc. on Form S-8 (SEC File No. 333-119685) of our report dated June 23, 2008 with respect to the financial statements of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2007 on Form 11-K.

Wolf & Company, P.C.

Boston, Massachusetts
June 23, 2008

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

END